Filed Pursuant To Rule 433

Registration No. 333-180974

September 9, 2013

SSgA’s Mazza: Gold At ‘Interesting Junction’

By Hung Tran, September 09, 2013

IndexUniverse.com

The SPDR S&P 500 ETF (SPY | A-99) and the SPDR Gold Shares (GLD A-100) have been hit with redemptions this year to the tune of $6.42 billion and $20.18 billion, respectively. But both still maintain their positions as two of the top five ETF giants, according to data compiled by IndexUniverse.

Dave Mazza, head of ETF Investment Strategy at SSgA, recently spoke to IndexUniverse staff writer Hung Tran about why he’s still bullish on equities and gold in the face of those big redemptions from SPY and GLD, and why the firm is making a push toward nontransparent ETFs.

IndexUniverse.com: Give us a sense of what’s going on with SPY and GLD in terms of outflows.

Mazza: Year-to-date, there has been a sizable amount of outflows from GLD and other gold-based products, as the price of gold dropped significantly in April. It rebounded quite strongly in July, so the gold ETF outflows have stabilized. What we now see is a base of longer-term strategic investors—both institutional or individuals—who are really thinking about the benefit that gold can play in their portfolio from a diversification standpoint over the long run.

SPY is a fund that started the year with more outflows than inflows. Recently, up until the last few week—in particular in July—it was a strong beneficiary of new money moving into the equity market.

IU.com: What’s your sense of the gold market for the rest of the year and for going into early next year?

Mazza: I think we’re at an interesting junction in the gold market. The April sell-off was driven by a confluence of events, and technicals did have some influence. And now that we’ve seen some stabilization in price—particularly that rebound in July—we’re at a more natural base of the price of gold.

Going forward, we know over the long run that gold is driven by a unique set of fundamentals. The influence of the jewelry market is actually the largest. There’s also sizable investment demand both from ETFs and from bars and coins, and then the influence of central banks.

What we have seen this year, in particular, is the shift of demand from the West to the East. And while there has been well-documented selling by ETF investors, the physical bar and coin market is extremely strong in the two countries that have most recently been the biggest driver of gold price, India and China.

Mazza (cont’d.): India’s currency, the rupee, has been under some pressure of late, which has impacted the ability of investors to purchase gold. But we’re moving into a historically strong demand for gold in those markets for the holiday season. I would expect that to be a source of pretty strong demand.

Going into the later part of this year and into next year, the role of inflation expectations for the dollar—while not directly transferred to fundamentals like jewelry and investment demand—I think will play a sizable role in the price of gold. The dollar has been extremely strong relevant to other currencies for the better part of this year.

We believe the U.S. economy will grow at a decent pace this year and then pick up even greater next year. The fact of the matter is, though, that we’re going to be entering a potentially more volatile period for the dollar because of issues around the budget negotiations and around the Fed chairmanship.

IU.com: Has your firm’s experience with GLD this year made you think about what you can do in terms of offsetting the outflows you’ve experienced with this and other funds in your product lineup?

Mazza: We’ve actually seen a tremendous amount of success across the board in some of our other products this year that are far smaller in size and not as well known as GLD and SPY. And we’ve actually seen an interesting move toward what I call “early cyclical funds,” with each having well over $1 billion in new assets as of Aug. 21.

In the case of the Financial Select Sector SPDR ETF (XLF | A-82), the financials fund, it’s $3.6 billion. In the case of the Technology Select Sector SPDR (XLK | A-82), the technology fund, $2.2 billion. And the Consumer Discretionary Select Sector SPDR Fund (XLY | A-92) is $1.8 billion.

So this to me is a reflection that investors are beginning to think about being a little less defensive in portfolios, and really trying to pick up on trends that consumers in the U.S. may be incrementally stronger than they have been in the past because of what we’ve seen in terms of a stronger dollar, generally low inflation and improving economic growth.

IU.com: Can you talk about some of the stuff you’re working on in terms of the nontransparent ETFs?

Mazza: We filed for some for nontransparent ETFs. Generally—and similar to what other of our peers have done—I don’t have too many specifics to share outside of what was in the filing, but we really are looking at the potential opportunities in that part of the ETF market that could be of interest to investors.

We do think a lot of the benefits of ETFs are around transparency, and we continue to believe that transparent ETFs are going to be important. But in some cases, there may be the ability to create certain strategies or certain solutions that may be best implemented in a fashion that is a little bit different than what we have done in the past with transparent ETFs.

So I don’t necessarily think that there’s going to be a rapid amount of growth in nontransparent ETFs, but it certainly could be an area where, down the line, there could be some potential opportunity for providers to bring ETF vehicles to the marketplace.

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